Exhibit 12.1

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Detail Calculation in accordance with Reg S-K Item 503(d)

	Six Months ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Income (loss) before income taxes and noncontrolling interests	$10,547,262	$23,544,067	$(1,224,745)	$2,088,264	$7,298,182	$6,305,700
Fixed charges (see below)	2,724,273	3,442,207	1,906,436	918,324	839,832	625,219
Interest capitalized	-	-	(131,287)	-	-	-

Total earnings for computation of ratio	$13,271,535	$26,986,274	$550,404	$3,006,588	$8,138,014	$6,930,919

Fixed charges:
Interest expenses	$2,207,974	$2,809,856	$1,495,776	$807,693	$611,326	$537,958
Interest capitalized	-	-	131,287	-	-	-
Finance charges from early retirement benefits cost	43,378	30,834	-	-	-	-
Bills discounting charges	318,828	449,530	203,708	55,007	186,103	68,524
Estimated interest portion of rental expense (1)	154,093	151,987	75,665	55,624	42,403	18,737

Total fixed charges	$2,724,273	$3,442,207	$1,906,436	$918,324	$839,832	$625,219

Earnings to fixed charges	4.9	7.8	0.3 *	3.3	9.7	11.1

*	Due to the registrant's loss in 2007, the ratio coverage was less than 1:1. The registrant would have needed to generate additional earnings of $1,356,032 to achieve a coverage of 1:1 in 2007.

(1)	Reflects one-third of rental expense under operating leases considered to represent an approximate interest factor.